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RIDER - ACCELERATED DEATH BENEFIT AGREEMENT

The Penn Mutual Life Insurance Company agrees, subject to the provisions of this agreement, to provide prepayment of a portion of the death benefit based on a noncorrectable terminal illness resulting in the Insured's remaining life expectancy to be twelve months or less.

This agreement is a part of the policy to which it is attached. It is subject to all of the provisions of the policy unless stated otherwise in this agreement

DISCLOSURE - This agreement provides for an accelerated death benefit to the Insured. The receipt of accelerated death benefits may be taxable. Assistance and advice should be obtained from a personal tax advisor prior to receipt of any such payments. Accelerated death benefit payments may also adversely affect the recipient's eligibility for Medicaid and other government provided benefits. Death benefits, cash values, and loan values will be reduced if an accelerated death benefit is paid.

FREE LOOK PERIOD - Within ten days of receipt of the Accelerated Benefit Payment, the Insured may return the payment to the Company. The Company will then void the agreement. Should the ten Day Free Look be exercised, the Insured may not apply for this benefit again at a later date.

BENEFIT PAYMENT - If the Insured dies before accelerated benefits are paid, no payment will be made under this agreement. However, this provision will not apply to any payment made by the Company before receiving written notice of the Insured's death at the Company.

PREMIUM - There is no premium for this benefit.

VALUES - This agreement has no cash values or loan values.

ELIGIBILITY - In order to receive any benefits under this agreement, all the following conditions must be satisfied:

      (1) This agreement is only available for coverage on the life of the Primary Insured. Any policies with more than one Primary Insured is ineligible for this benefit unless agreed to by the Company.

      (2) The Insured's request for benefits under this agreement must be received in a written form at the Home Office of the Company.

      (3) The Company must receive due proof evidence that the Insured has a noncorrectable terminal illness. This includes but not limited to certification from a physician licensed in the United States. This noncorrectable terminal illness must result in the Insured having a remaining life expectancy of twelve months or less. The licensed physician shall not be the Insured, Owner, Beneficiary, or a relative thereof. The Company reserves the right to obtain additional medical opinions provided at the Company's expense. The Company also reserves the right to rely solely on this additional medical opinions for claims purposes should these opinions differ from those of the Insured's physician.

      (4) This agreement is attached only to the base policy (excluding any additional riders) of permanent life insurance. The Company reserves the right to exclude certain permanent insurance from eligibility for this agreement.

      (5) The permanent life insurance to which this agreement is attached:

          (a) Must have been inforce for more than two years. Any changes in coverage amount, which is subject to a new contestable period, is not eligible for this agreement.
          (b) Must have at least two years remaining from this agreement's effective date until the maturity date of the policy.
          (c) Must be inforce other than as extended term insurance or reduced paid-up insurance.
          (d)  Must not be in its premium grace period.

      (6) The Company must receive signed acknowledgment of concurrence of payments from all assignees, irrevocable beneficiaries, or other interested parties.

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RIDER - ACCELERATED DEATH BENEFIT AGREEMENT (CONTINUED)

      (7) This benefit is not available if:

          (a) Law requires this benefit to meet the claims of creditors, whether in bankruptcy or otherwise, or
          (b) A government agency requires this benefit in order to apply for, obtain, or keep a government benefit or entitlement.

REQUESTED PERCENTAGE - The Requested Percentage is the percentage of Eligible Face Amount that is to be accelerated. The unadjusted payment is the Requested Percentage multiplied by the Eligible Face Amount. The Company reserves the right to limit the unadjusted payment and the accelerated benefit such that:

      (1) The Requested Percentage does not exceed 50%;

      (2) The sum of all Accelerated Benefit Payments does not exceed $250,000 for all policies inforce with the Company;

      (3) The Accelerated Benefit Payment is at least $10,000 for each policy;
          and

      (4) The policy is not disqualified as life insurance according to Internal Revenue Code.

ELIGIBLE FACE AMOUNT - Does not include all coverages, but is restricted to the following in effect on the agreement's effective date:

      (1) The base policy face amount (excluding any additional riders); plus

      (2) The face amount of any paid-up additions.

ACCELERATED BENEFIT PAYMENT - This is the actual benefit amount that the Insured will receive under this agreement if eligible. The Company will pay the Accelerated Benefit Payment only once per policy. The Accelerated Benefit Payment is equal to the unadjusted payment less the following adjustment as of the benefit payment date:

      (1) Charges will be deducted from the unadjusted payment. These charges include a risk charge and an interest rate discount. The maximum interest rate used shall be no greater than the greater of the current yield on the ninety-day treasury bill or the current maximum statutory adjustable policy loan interest rate. These charges will reflect:

          (a) The premature payment of a portion of the policy's death benefit; and
          (b) Premiums and policy charges that would have been due during the twelve month period following the benefit payment date for the coverage corresponding to this unadjusted payment.

      (2) Any policy loans will reduce the unadjusted payment by an amount equal to the Requested Percentage times the loan amount.

EFFECT ON POLICY VALUES - The policy will be subject to reductions which reflect the Accelerated Benefit Payment. These reductions will be made to the death benefit, cash value, paid-up additions, loan amounts, premium payments, and any other policy charges.

EFFECTIVE DATE. The effective date of this agreement is the same as the Date of Issue of this Policy unless another effective date is shown below.

The Penn Mutual Life Insurance Company


/s/ Robert E. Chappell

Chairman and Chief Executive Officer